Exhibit 99.11
Standalone

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited ('the Company') as at 30 June 2009, the Profit and Loss Account of the Company for the quarter ended on that date and the Cash Flow Statement of the Company for the quarter ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards prescribed by the Companies (Accounting Standards) Rules, 2006, to the extent applicable; and
(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 30 June 2009;
(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter ended on that date.

for  B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
10 July 2009

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	Schedule	June 30, 2009	March 31, 2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	287	286
Reserves and surplus	2	19,004	17,523
		19,291	17,809
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		6,222	5,986
Less: Accumulated depreciation and amortization		2,387	2,187
Net book value		3,835	3,799
Add: Capital work-in-progress		511	615
		4,346	4,414

INVESTMENTS	4	2,207	1,005
DEFERRED TAX ASSETS, NET	5	110	102
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,168	3,390
Cash and bank balances	7	8,781	9,039
Loans and advances	8	3,356	3,164
		15,305	15,593
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,547	1,507
Provisions	10	1,130	1,798
NET CURRENT ASSETS		12,628	12,288
		19,291	17,809
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note : The schedules referred to above are an integral part of the of the Balance Sheet.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner Membership No. 32815	Chairman and Chief Mentor	Chief Executive Officer and Managing Director	Chief Operating Officer and Director	Director

	Prof. Marti G. Subrahmanyam	Dr. Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	Prof. Jeffrey S. Lehman	K.V.Kamath
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 10, 2009	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss account for the	Schedule	Quarter ended June 30,
		2009	2008
Income from software services and products		5,104	4,516
Software development expenses	11	2,770	2,611
GROSS PROFIT		2,334	1,905
Selling and marketing expenses	12	215	216
General and administration expenses	13	346	285
		561	501

OPERATING PROFIT BEFORE DEPRECIATION		1,773	1,404
Depreciation		201	155
OPERATING PROFIT BEFORE TAX		1,572	1,249

Other income, net	14	265	131
NET PROFIT BEFORE TAX		1,837	1,380
Provision for taxation (refer to note 23.2.11)	15	373	118
NET PROFIT AFTER TAX		1,464	1,262
Balance Brought Forward		10,305	6,642
Less: Residual dividend paid		–	1
Dividend tax on the above		–	–
		10,305	6,641
Balance in profit and loss account		11,769	7,903
		11,769	7,903
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Basic		25.56	22.07
Diluted		25.52	22.01
Number of shares used in computing earnings per share *
Basic		57,29,48,830	57,21,99,447
Diluted		57,36,51,675	57,35,61,834
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
 * Refer to note 23.2.19
Notes: The schedules referred to above are an integral part of the Profit and Loss account

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner Membership No. 32815	Chairman and Chief Mentor	Chief Executive Officer and Managing Director	Chief Operating Officer and Director	Director

	Prof. Marti G. Subrahmanyam	Dr. Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	Prof. Jeffrey S. Lehman	K.V.Kamath
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 10, 2009	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Cash Flow statement for the	Schedule	Quarter ended June 30,
		2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		1,837	1,380
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		–	–
Depreciation		201	155
Interest and dividend income		(228)	(186)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(9)	(29)
Changes in current assets and liabilities
Sundry debtors		222	(21)
Loans and advances	16	(178)	(285)
Current liabilities and provisions	17	41	209
		1,886	1,223
Income taxes paid	18	(292)	(14)
NET CASH GENERATED BY OPERATING ACTIVITIES		1,594	1,209
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(133)	(285)
Investments in subsidiaries		(50)	–
Investments in other securities	20	(1,152)	–
Interest and dividend received	21	226	87
NET CASH USED IN INVESTING ACTIVITIES		(1,109)	(198)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		18	26
Dividends paid including residual dividend		(770)	(1,556)
Dividend tax paid		–	(265)
NET CASH USED IN FINANCING ACTIVITIES		(752)	(1,795)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		9	29
NET DECREASE IN CASH AND CASH EQUIVALENTS		(258)	(755)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		10,289	7,689
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	10,031	6,934
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the Cash Flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner Membership No. 32815	Chairman and Chief Mentor	Chief Executive Officer and Managing Director	Chief Operating Officer and Director	Director

	Prof. Marti G. Subrahmanyam	Dr. Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	Prof. Jeffrey S. Lehman	K.V.Kamath
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 10, 2009	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		June 30, 2009	March 31, 2009
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	287	286
	57,30,59,177 (57,28,30,043) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		287	286
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.10
	Also refer to note 23.2.19 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account – Opening balance	2,925	2,851
	Add: Receipts on exercise of employee stock options	17	64
	Income tax benefit arising from exercise of stock options	–	10
		2,942	2,925
	General reserve – Opening balance	4,287	3,705
	Add: Transferred from Profit and Loss account	–	582
		4,287	4,287
	Balance in Profit and Loss account	11,769	10,305
		19,004	17,523

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet

in Rs. crore except as otherwise stated
3	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2009	Additions during the period	Deductions/ Retirement during the period	As at June 30, 2009	As at April 1, 2009	For the period	Deductions during the period	As at June 30, 2009	As at June 30, 2009	As at March 31, 2009
	Land : Free-hold	172	–	–	172	–	–	–	–	172	172
	Leasehold	101	1	–	102	–	–	–	–	102	101
	Buildings*	2,863	112	–	2,975	532	49	–	581	2,394	2,331
	Plant and machinery *	1,100	68	–	1,168	487	58	–	545	623	613
	Computer equipment *	1,076	23	1	1,098	833	60	1	892	206	243
	Furniture and fixtures *	658	33	–	691	321	34	–	355	336	337
	Vehicles	4	–	–	4	2	–	–	2	2	2
	Intangible Asset	12	–	–	12	12	–	–	12	–	–
		5,986	237	1	6,222	2,187	201	1	2,387	3,835	3,799
	Previous year	4,508	1,822	344	5,986	1,837	694	344	2,187	3,799
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
* Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 23.2.6 for details

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		June 30, 2009	March 31, 2009
4	INVESTMENTS*
	Long- term investments– at cost
	Trade (unquoted)
	Other investments	11	11
	Less: Provision for investments	11	11
		–	–
	Non-trade (unquoted)
	Subsidiaries
	Infosys BPO Limited**
	3,38,22,319 (3,38,22,319) equity shares of Rs. 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	65	65
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	5,50,00,000 (4,50,00,000) common stock of USD 1.00 par value, fully paid	243	193
	Infosys Technologies, S. De R.L. De C.V., Mexico	22	22
		1,055	1,005
	Non-trade (unquoted)
	Current investments – at the lower of cost and fair value
	Liquid mutual fund units	1,152	–
		2,207	1,005
	Aggregate amount of unquoted investments	2,207	1,005
	* Refer to note 23.2.15 for details of investments
	** Investments include 15,99,767 (16,04,867) options of Infosys BPO
5	DEFERRED TAX ASSETS / (LIABILITIES)
	Fixed assets	126	118
	Sundry debtors	9	8
	Other assets	12	13
	Less: Deferred tax liability for branch profit tax	37	37
		110	102
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	Considered doubtful	63	39
	Other debts
	Unsecured
	Considered good**	3,168	3,390
	Considered doubtful	61	66
		3,292	3,495
	Less: Provision for doubtful debts	124	105
		3,168	3,390
	* Includes dues from companies where directors are interested	14	8
	** Includes dues from subsidiaries (refer to note 23.2.7)	25	5
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks **
	In current accounts *	83	101
	In deposit accounts	8,358	8,234
	Balances with non-scheduled banks **
	In current accounts	340	704
		8,781	9,039
	*Includes balance in unclaimed dividend account (refer to note 23.2.23.a)	5	2
	**Refer to note 23.2.12 for details of balances with scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	49	51
	Advances
	Prepaid expenses	26	27
	For supply of goods and rendering of services	6	6
	Advance to gratuity trust	–	–
	Interest accrued but not due	3	1
	Withholding and other taxes receivable	190	149
	Others	5	4
		279	238
	Unbilled revenues	857	738
	Advance income taxes	281	268
	MAT credit entitlement (refer to note 23.2.11)	262	262
	Loans and advances to employees
	Housing and other loans	41	43
	Salary advances	63	62
	Electricity and other deposits	37	37
	Rental deposits	10	13
	Deposits with financial institutions (refer to note 23.2.13)	1,503	1,503
	Mark-to-market gain on forward and options contracts	23	–
		3,356	3,164
	Unsecured, considered doubtful
	Loans and advances to employees	2	2
		3,358	3,166
	Less: Provision for doubtful loans and advances to employees	2	2
		3,356	3,164
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services *	30	35
	Accrued salaries and benefits
	Salaries	47	38
	Bonus and incentives	282	345
	For other liabilities
	Provision for expenses	426	381
	Retention monies	64	53
	Withholding and other taxes payable	266	206
	Mark-to-market loss on forward and options contracts	–	98
	Gratuity obligation - unamortised amount relating to plan amendment	28	29
	Others	1	3
		1,144	1,188
	Advances received from clients	7	5
	Unearned revenue	391	312
	Unclaimed dividend	5	2
		1,547	1,507
	*Includes dues to subsidiaries (refer to note 23.2.7)	28	21
10	PROVISIONS
	Proposed dividend	–	773
	Provision for
	Tax on dividend	131	131
	Income taxes *	677	575
	Unavailed leave	247	244
	Post-sales client support and warranties**	75	75
		1,130	1,798
	* Refer to note 23.2.11
	** Refer to note 23.2.20

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to Profit and Loss account for the		Quarter ended June 30,
		2009	2008
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,149	1,973
	Overseas group health insurance	35	47
	Contribution to provident and other funds	59	46
	Staff welfare	7	10
	Technical sub-contractors – subsidiaries	241	210
	Technical sub-contractors – others	55	68
	Overseas travel expenses	77	94
	Visa charges and others	19	59
	Software packages
	For own use	89	62
	For service delivery to clients	11	16
	Communication expenses	13	13
	Computer maintenance	5	5
	Consumables	5	5
	Rent	7	7
	Provision for post-sales client support and warranties	(2)	(4)
		2,770	2,611
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	171	144
	Overseas group health insurance	1	2
	Contribution to provident and other funds	1	1
	Staff welfare	–	1
	Overseas travel expenses	15	29
	Visa charges and others	–	1
	Traveling and conveyance	1	1
	Commission and earnout charges	2	6
	Brand building	12	14
	Professional charges	4	6
	Rent	3	3
	Marketing expenses	2	4
	Telephone charges	3	2
	Communication expenses	–	1
	Printing and stationery	–	–
	Advertisements	–	–
	Sales promotion expenses	–	1
		215	216
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	79	61
	Overseas group health insurance	–	–
	Contribution to provident and other funds	4	3
	Professional charges	64	45
	Telephone charges	28	31
	Power and fuel	31	31
	Traveling and conveyance	13	20
	Overseas travel expenses	2	4
	Visa charges and others	–	–
	Office maintenance	33	33
	Guest house maintenance*	1	1
	Insurance charges	7	5
	Printing and stationery	3	2
	Donations	20	5
	Rent	7	4
	Advertisements	–	1
	Repairs to building	9	5
	Repairs to plant and machinery	7	4
	Rates and taxes	6	8
	Professional membership and seminar participation fees	2	2
	Postage and courier	3	2
	Books and periodicals	1	1
	Provision for bad and doubtful debts	19	13
	Provision for doubtful loans and advances	–	–
	Commission to non-whole time directors	2	1
	Freight charges	–	–
	Bank charges and commission	–	–
	Research grants	5	2
	Auditor's remuneration
	Statutory audit fees	–	–
	Certification charges	–	–
	Others	–	–
	Out of pocket expenses	–	–
	Miscellaneous expenses	–	1
		346	285
	*For non training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	218	186
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	10	–
	Miscellaneous income, net**	5	5
	Gains / (losses) on foreign currency	32	(60)
		265	131
	*includes tax deducted at source	48	10
	**refer to note 23.2.6 and note 23.2.14
15	PROVISION FOR TAXATION
	Income taxes*	381	181
	MAT credit entitlement	–	(57)
	Deferred taxes	(8)	(6)
		373	118
	*Refer to note 23.2.11

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to Cash Flow statements for the		Quarter ended June 30,
		2009	2008
16	CHANGE IN LOANS AND ADVANCES
	As per the balance sheet*	3,356	3,064
	Less:Gratuity obligation - unamortised amount relating to plan amendment**	28	32
	Deposits with financial institutions included in cash and cash equivalents***	1,250	1,260
	Interest accrued but not due	3	285
	MAT credit entitlement	262	226
	Advance income taxes	281	134
		1,532	1,127
	Less: Opening balance considered	1,354	842
		178	285
	* includes loans to subsidiary and net of gratuity transitional liability
	** refer to Note 23.2.21
	*** Excludes restricted deposits held with LIC of Rs. 253 crore (Rs.181 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the balance sheet	2,677	2,205
	Less: Unclaimed dividend	5	6
	Gratuity obligation - unamortised amount relating to plan amendment	28	32
	Provision for dividend taxes	131	–
	Provision for income taxes	677	467
		1,836	1,700
	Less: Opening balance considered	1,795	1,491
		41	209
18	INCOME TAXES PAID
	Charge as per the profit and loss account	373	118
	Add/(Less): Increase/(Decrease) in advance income taxes	13	(81)
	Increase/(Decrease) in deferred taxes	8	6
	Increase/(Decrease) in MAT credit entitlement	–	57
	(Increase)/Decrease in income tax provision	(102)	(86)
		292	14
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet	237	305
	Less: Opening capital work-in-progress	615	1,260
	Add: Closing capital work-in-progress	511	1,240
		133	285
20	INVESTMENTS IN SECURITIES *
	As per the balance sheet	2,207	964
	Less: Investment in subsidiaries	50	–
	Opening balance considered	1,005	964
		1,152	–
	* Refer to note 23.2.15 for investment and redemptions
21	INTEREST AND DIVIDEND RECEIVED
	Interest and dividend income as per profit and loss account	228	186
	Add: Opening interest accrued but not due	1	186
	Less: Closing interest accrued but not due	3	285
		226	87
22	CASH AND CASH EQUIVALENTS AT THE END
	As per the balance sheet	8,781	5,674
	Add: Deposits with financial institution and body corporate (excluding interest accrued and not due)**	1,250	1,260
		10,031	6,934
	* Excludes restricted deposits held with LIC of Rs. 253 crore (Rs.181 crore) for funding leave liability (refer to note 23.2.23b)

Schedules to the Financial Statements for the quarter ended June 30, 2009

23.  Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the Company") along with its majority-owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting Inc. ("Infosys Consulting"), Infosys Technologies S. de R. L. de C. V. ("Infosys Mexico") and Infosys Technologies (Sweden) AB. ("Infosys Sweden") is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1.  Significant accounting policies

23.1.1.  Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). These financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2009. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

23.1.2.  Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3.  Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

23.1.4.  Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a.  Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b.  Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5.  Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6.  Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7.  Retirement benefits to employees

23.1.7.a.  Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, “Employee Benefits”. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Profit and Loss account in the period in which they arise.

23.1.7.b.  Superannuation

Certain employees of Infosys are also participants in the superannuation plan ("the Plan") which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees’ Superannuation Fund Trust ("the Superannuation Trust"). The Company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Superannuation Trust.

23.1.7.c.  Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d.  Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8.  Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

23.1.9.  Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10.  Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the profit or loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Profit and Loss account. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Profit and Loss account at each reporting date.

23.1.11.  Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, other than those relating to unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each reporting date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Profit and Loss account are credited to the share premium account.

23.1.12.  Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13.  Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14.  Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15.  Cash Flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

23.2.  Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1.  Aggregate expenses

The aggregate amounts incurred on certain specific expenses :

in Rs. crore
	Quarter ended June 30,
	2009	2008
Salaries and bonus including overseas staff expenses	2,399	2,178
Contribution to provident and other funds	64	50
Staff welfare	7	11
Overseas group health insurance	36	49
Overseas travel expenses	94	127
Visa charges and others	19	60
Traveling and conveyance	14	21
Technical sub-contractors - subsidiaries	241	210
Technical sub-contractors - others	55	68
Software packages
For own use	89	62
For service delivery to clients	11	16
Professional charges	68	51
Telephone charges	31	33
Communication expenses	13	14
Power and fuel	31	31
Office maintenance	33	33
Guest house maintenance*	1	1
Commission and earnout charges	2	6
Brand building	12	14
Rent	17	14
Insurance charges	7	5
Computer maintenance	5	5
Printing and stationery	3	2
Consumables	5	5
Donations	20	5
Advertisements	–	1
Marketing expenses	2	4
Repairs to building	9	5
Repairs to plant and machinery	7	4
Rates and taxes	6	8
Professional membership and seminar participation fees	2	2
Postage and courier	3	2
Provision for post-sales client support and warranties	(2)	(4)
Books and periodicals	1	1
Provision for bad and doubtful debts	19	13
Provision for doubtful loans and advances	–	–
Commission to non-whole time directors	2	1
Sales promotion expenses	–	1
Freight charges	–	–
Bank charges and commission	–	–
Auditor's remuneration	–	–
Statutory audit fees	–	–
Certification charges	–	–
Others	–	–
Out-of-pocket expenses	–	–
Research grants	5	2
Miscellaneous expenses	–	1
	3,331	3,112
Fringe Benefit Tax (FBT) in India included in the above	6	6
* for non-training purposes

23.2.2.  Capital commitments and contingent liabilities

in Rs. crore
	As at
Particulars	June 30, 2009		March 31, 2009
Estimated amount of unexecuted capital contracts (net of advances and deposits)		334		344
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		3
Claims against the company, not acknowledged as debts*		3		3
[Net of Amount Rs. 200 crore (Rs.200 crore) crore paid to statutory authorities]
	in million	in Rs. Crore	in million	in Rs. Crore
Forward contracts outstanding
In US$	$381	1,825	$245	1,243
In Euro	–	–	€ 20	135
In GBP	–	–	£15	109
Options contracts outstanding
In US$	$187	894	$173	877

* Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 197 crore (Rs. 197 crore), including interest of Rs. 43 crore (Rs. 43 crore) upon completion of their tax review for fiscal 2004 and fiscal 2005, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2004 and fiscal 2005 is pending before the Commissioner of Income tax (Appeals), Bangalore. The Company is contesting the demand and the Management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

As of the Balance Sheet date, the Company’s net foreign currency exposure that is not hedged by a derivative instrument or otherwise is Rs. 575 crore (Rs. 1,136 crore as at March 31, 2009).

23.2.3.  Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. crore
Particulars	Quarter ended June 30,
	2009	2008
Capital goods	21	39
Software packages	1	1
	22	40

23.2.5. Activity in foreign currency

in Rs. crore
Particulars	Quarter ended June 30,
	2009	2008
Earnings in foreign currency (on receipts basis)
Income from software services and products	5,268	4,527
Interest received from banks & others	2	17
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	92	150
Professional charges	27	26
Technical sub-contractors – subsidiaries	241	210
Salaries	1,455	1,359
Other expenditure incurred overseas for software development	19	114
Net earnings in foreign currency	3,436	2,685

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the quarter ended June 30, 2009 and June 30, 2008 and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements :

in Rs. crore
	Quarter ended June 30,
	2009	2008
Lease rentals recognized during the period	17	14

in Rs. crore
	As at
Lease obligations payable:	June 30, 2009	March 31, 2009
Within one year of the Balance Sheet date	48	46
Due in a period between one year and five years	152	154
Due after five years	26	30
	226	230

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at June 30, 2009 and March 31, 2009 :

in Rs. crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	59	18	41
	59	17	42
Plant and machinery	18	13	5
	18	12	6
Computer equipment	1	1	–
	1	1	–
Furniture and fixtures	3	2	1
	3	2	1
Total	81	34	47
	81	32	49

The aggregate depreciation charged on the above assets during the quarter ended June 30, 2009 amounted to Rs. 2 crore (Rs. 3 crore for the quarter ended June 30, 2008).

The rental income from Infosys BPO for the quarter ended June 30, 2009 and June 30, 2008 amounted to Rs. 4 crore each.

23.2.7.  Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding, as at
		June 30, 2009	March 31, 2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting*	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o**	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o**	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited**	Thailand	99.98%	99.98%
Mainstream Software Pty Limited***	Australia	100%	100%

* Investment in Infosys Consulting-During the quarter ended June 30, 2009 the Company made an additional investment of Rs. 50 crore (USD 10 million) in Infosys Consulting, which is a wholly owned subsidiary. As of June 30, 2009 and March 31, 2009, the Company has invested an aggregate of Rs. 243 crore (USD 55 million) and Rs.193 crore (USD 45 million), respectively in the subsidiary.

** Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly owned subsidiaries of Infosys BPO.

*** Mainstream Software Pty Limited is a wholly owned subsidiary of Infosys Australia.

Infosys guarantees the performance of certain contracts entered into by Infosys BPO.

Additionally, during the year ended March 31, 2009, the Company incorporated wholly-owned susidiary, Infosys Technologies (Sweden) AB, which is yet to be capitalised.

The details of the related party transactions entered into by the company and maximum dues from subsidiaries, in addition to the lease commitments described in note 23.2.6, for the quarter ended June 30, 2009 and 2008 are as follows:

in Rs. crore
Particulars	Quarter ended June 30,
	2009	2008
Capital transactions:
Financing transactions
Infosys Consulting	50	–
Loans/Advances
Infosys China	–	9
Revenue transactions:
Purchase of services
Infosys Australia	135	123
Infosys China	28	14
Infosys Consulting	67	68
Infosys BPO (Including subsidiaries)	1	–
Infosys Sweden	1	–
Infosys Mexico	9	5
Purchase of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	19	5
Interest Income
Infosys China	1	1
Sale of services
Infosys Australia	7	–
Infosys China	–	–
Infosys Consulting	1	4
Sale of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	15	13
Infosys Consulting	1	1
Maximum balances of loans and advances
Infosys BPO (Including subsidiaries)	4	–
Infosys Australia	38	42
Infosys China	51	44
Infosys Mexico	3	–
Infosys Consulting	18	19

Details of amounts due to or due from for the quarter ended June 30, 2009 and year ended March 31, 2009 :

in Rs. crore
Particulars	As at
	June 30, 2009	March 31, 2009
Loans and advances
Infosys China	49	51
Debtors
Infosys China	3	–
Infosys Australia	5	4
Infosys Mexico	1	1
Infosys Consulting	14	–
Infosys BPO (Including subsidiaries)	2	–
Creditors
Infosys China	14	4
Infosys Australia	–	16
Infosys BPO (Including subsidiaries)	3	1
Infosys Consulting	10	–
Infosys Mexico	1	–
Deposit taken for shared services
Infosys BPO	3	3

During the quarter ended June 30, 2009, amounts of Rs. 20 crore (Rs. 5 crore for the quarter ended June 30, 2008) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the quarter ended June 30, 2009, amounts of Rs. 5 crore (Rs. Nil for the quarter ended June 30, 2008) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

23.2.8.  Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2009 and June 30, 2008 have been detailed in Schedule 23.3 since the amounts are less than a crore

23.2.9.  Research and development expenditure

in Rs. crore
Particulars	Quarter ended June 30,
	2009	2008
Capital	2	–
Revenue	115	55

23.2.10.  Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during	Quarter ended June 30,
	2009	2008
Options outstanding, beginning of period	9,16,759	15,30,447
Less: Exercised	1,24,362	2,00,389
Forfeited	39,760	31,220
Options outstanding, end of period	7,52,637	12,98,838

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during	Quarter ended June 30,
	2009	2008
Options outstanding, beginning of period	9,25,806	14,94,693
Less: Exercised	1,04,772	1,47,029
Forfeited	17,950	32,337
Options outstanding, end of period	8,03,084	13,15,327

The aggregate options considered for dilution are set out in note 23.2.20

Proforma accounting for stock option grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net profit and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

Particulars	Quarter ended June 30,
	2009	2008
Net Profit :
As Reported	1,464	1,262
Less: Stock-based employee compensation expense	–	2
Adjusted Proforma	1,464	1,260

Basic Earnings per share as reported	25.56	22.07
Proforma Basic Earnings per share	25.56	22.02
Diluted Earnings per share as reported	25.52	22.01
Proforma Diluted Earnings per share	25.52	21.97

The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employee Stock Option Plan (ESOP). FBT liability crystallizes on the date of exercise of stock options. During the quarter ended June 30, 2009, 1,24,362 and 1,04,772 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 1 crore for the quarter ended June 30, 2009 has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.

23.2.11.  Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys also has operations in a Special Economic Zone (SEZs). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the changes in the Indian Income Tax Act, the Company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs. 262 crore each was carried forward and shown under "Loans and Advances" in the Balance Sheet as at June 30, 2009 and March 31, 2009.

23.2.12.  Cash and bank balances

Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at
	June 30, 2009	March 31, 2009
In Current accounts
ABN Amro Bank, Taiwan	2	2
Bank of America, USA	256	574
Citibank NA, Australia	19	33
Citibank NA, Singapore	–	7
Citibank NA, Thailand	1	1
Citibank NA, Japan	6	2
Deutsche Bank, Belgium	7	6
Deutsche Bank, Germany	2	5
Deutsche Bank, Netherlands	4	1
Deutsche Bank, France	2	1
Deutsche Bank, Switzerland USD account	1	–
Deutsche Bank, UK	25	58
Deutsche Bank, Spain	2	1
HSBC Bank, UK	4	7
Morgan Stanley Bank, USA	2	–
Royal Bank of Canada, Canada	7	5
The Bank of Tokyo – Mitsunhishi UFJ, Ltd., Japan	–	1
	340	704

Details of balances as on balance sheet dates with scheduled banks:-

in Rs. crore
Balances with scheduled banks in India	As at
	June 30, 2009	March 31, 2009
In Current accounts
Citibank-Unclaimed dividend account	–	1
Deustche Bank	18	11
Deustche Bank-EEFC account in Euro	9	26
Deustche Bank-EEFC account in Swiss Franc	1	3
Deustche Bank-EEFC account in US dollar	16	11
HDFC Bank-Unclaimed dividend account	3	–
ICICI Bank	22	14
ICICI Bank-EEFC account in US dollar	13	34
ICICI bank-Unclaimed dividend account	1	1
	83	101

in Rs. crore
Balances with scheduled banks in India	As at
	June 30, 2009	March 31, 2009
In Deposit accounts
Andhra Bank	80	80
Bank of Baroda	781	781
Bank of Maharashtra	440	493
Barclays Bank	275	140
Canara Bank	794	794
Corporation Bank	335	335
DBS Bank	25	25
HSBC Bank	245	258
ICICI Bank	1,000	510
IDBI Bank	500	500
ING Vysya Bank	25	25
Indian Overseas Bank	68	–
Punjab National Bank	460	480
State Bank of Hyderabad	200	200
State Bank of India	2,086	2,083
State Bank of Mysore	356	500
Syndicate Bank	498	500
The Bank of Nova Scotia	10	350
Union Bank of India	85	85
Vijaya Bank	95	95
	8,358	8,234
Total cash and bank balances as per balance sheet	8,781	9,039

Details of maximum balances during the period with non-scheduled banks:-

in Rs. crore
Maximum balance with non-scheduled banks during the period	Quarter ended June 30,
	2009	2008
In current accounts
ABN Amro Bank, Taiwan	4	3
Bank of America, USA	634	410
Citibank NA, Australia	115	102
Citibank NA, Singapore	45	–
Citibank NA, Japan	17	21
Citibank NA, Thailand	1	–
Deutsche Bank, Belgium	34	33
Deutsche Bank, Germany	16	26
Deutsche Bank, Netherlands	15	4
Deutsche Bank, France	6	5
Deutsche Bank, Spain	2	2
Deutsche Bank, Switzerland	14	27
Deutsche Bank, Switzerland US dollar	14	–
Deutsche Bank, UK	183	350
HSBC Bank, UK	8	5
Morgan Stanley Bank, USA	2	9
Nordbanken, Sweden	–	1
Royal Bank of Canada, Canada	22	19
Svenska Handelsbanken, Sweden	2	3
The Bank of Tokyo – Mitsubishi UFJ,Ltd.,Japan	2	6

23.2.13.  Loans and advances

Deposits with financial institutions:

in Rs. crore
Particulars	As at
	June 30, 2009	March 31, 2009
HDFC Limited	1,250	1,250
Life Insurance Corporation of India (LIC)	253	253
	1,503	1,503

Maximum balance (Including accrued interest) held as deposits with financial institutions and body corporate:

in Rs. crore
	Quarter ended June 30,
	2009	2008
Deposits with financial institutions and body corporate:
HDFC Limited*	1,317	1,056
GE Capital Services India	–	271
Life Insurance Corporation of India	253	181
*Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (refer to note 23.2.23.b.)

23.2.14.  Fixed assets

Profit / (Loss) on disposal of fixed assets during the quarter ended June 30, 2009 and 2008 is less than Rs.1 crore and accordingly disclosed in note 23.3.

Depreciation charged to the profit and loss account includes a charge relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended June 30,
	2009	2008
Depreciation charged during the period	25	1

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land – leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at June 30, 2009.

23.2.15.  Details of Investments

in Rs. crore
Particulars	As at
	June 30, 2009	March 31, 2009
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
53,85,251 (53,85,251) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	9	9
Merasport Technologies Private Limited *
2,420 equity shares at Rs. 8,052 each, fully paid, par value Rs. 10 each	2	2
	11	11
Less: Provision for investment	11	11
	–	–
* During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during this year based on dimunition other than temporary.

Current investments – Liquid Mutual Funds

in Rs. crore
Particulars	Number of units as at		Amount as at
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Tata Floater Fund - Weekly Dividend	188,478,975	–	190	–
Kotak Floater Long Term Plan - Weekly Dividend	194,489,618	–	196	–
Reliance Medium Term Fund - Weekly Dividend Plan	112,268,902	–	192	–
Birla Sunlife Short Term Fund - Institutional-Fortnightly Dividend	178,734,278	–	181	–
HSBC Floating Rate Long Term Institutional Weekly Dividend Payout	76,486,725	–	86	–
IDFC Money Manager Fund -Weekly Dividend	111,897,055	–	112	–
HDFC Floating Rate Income Fund - Short Term	192,361,442	–	195	–
			1,152	–
At cost			302	–
At fair value			850	–
			1,152	–

Details of investments in and disposal of securities during the quarter ended June 30, 2009 and 2008:

in Rs. crore
Particulars	Quarter ended June 30,
	2009	2008
Investment in securities
Subsidiary - Infosys Consulting	50	–
Liquid Mutual funds	1,891	–
	1,941	–
Redemption / Disposal of investment in securities
Liquid Mutual funds	739	–
	739	–
Net movement in investments	1,202	–

Investment purchased and sold during the quarter ended June 30, 2009 :

in Rs. crore
Name of the fund	Face Value Rs./-	Units	Cost
Birla Sunlife Short Term Fund - Institutional - Fortnightly Dividend	10.00	75,972,511.15	77
DSP Blackrock Strategic Bond Fund - Institutional Plan - Monthly Dividend	1,000.00	490,829.78	50
DBS Chola Freedom Income - Short Term Fund - Weekly Dividend	10.00	45,767,238.42	48
HDFC Floating Rate Income Fund - Short Term	10.00	54,233,678.13	55
ICICI Prudential Floating Rate Plan - D - Weekly Dividend	10.00	120,914,969.84	121
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C Weekly Dividend	10.00	197,785,672.33	198
Reliance Medium Term Fund - Weekly Dividend Plan - D	10.00	2,924,746.28	5
UTI Treasury Advantage Fund - Institutional Weekly Dividend Payout	1,000.00	1,851,457.99	185

Investment purchased and sold during the quarter ended June 30, 2008: Rs. Nil

23.2.16.  Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended June 30, 2009 and 2008:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,724	995	821	715	849	5,104
	1,590	796	845	582	703	4,516
Identifiable operating expenses	728	444	321	294	345	2,132
	727	362	353	264	323	2,029
Allocated expenses	405	234	193	168	199	1,199
	382	191	203	140	167	1,083
Segmental operating income	591	317	307	253	305	1,773
	481	243	289	178	213	1,404
Unallocable expenses						201
						155
Operating income						1,572
						1,249
Other income (expense), net						265
						131
Net profit before taxes						1,837
						1,380
Income taxes						373
						118
Net profit after taxes						1,464
						1,262

Geographic Segments

Quarter ended June 30, 2009 and 2008:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	3,359	1,205	49	491	5,104
	2,902	1,159	63	392	4,516
Identifiable operating expenses	1,398	474	18	242	2,132
	1,311	472	27	219	2,029
Allocated expenses	789	283	12	115	1,199
	697	278	15	93	1,083
Segmental operating income	1,172	448	19	134	1,773
	894	409	21	80	1,404
Unallocable expenses					201
					155
Operating income					1,572
					1,249
Other income (expense), net					265
					131
Net profit before taxes					1,837
					1,380
Income taxes					373
					118
Net profit after taxes					1,464
					1,262

23.2.17.  Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at June 30, 2009 the company has provided for doubtful debts of Rs. 61 crore (Rs. 66 crore as at March 31, 2009) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.18.  Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to the holders of ADS (ADS holders) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended June 30,
		2009	2008
Final dividend for fiscal 2009	10,73,97,313	145	–
Final dividend for fiscal 2008	10,95,11,049	–	79
Special dividend for fiscal 2008	10,95,11,049	–	219

23.2.19.  Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Quarter ended June 30,
	2009	2008
Number of shares considered as basic weighted average shares outstanding	57,29,48,830	57,21,99,447
Add: Effect of dilutive issues of shares/stock options	7,02,845	13,62,387
Number of shares considered as weighted average shares and potential shares outstanding	57,36,51,675	57,35,61,834

23.2.20 Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in Rs. crore
Particulars	Quarter ended June 30,
	2009	2008
Balance at the beginning	75	43
Provision recognized/(reversed)	(2)	(4)
Provision utilised	–	(5)
Exchange difference during the period	2	–
Balance at the end	75	34

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

23.2.21. Gratuity Plan

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in Rs. crore
Particulars	As at
	June 30, 2009	March 31, 2009	March 31, 2008	March 31, 2007
Obligations at period beginning	256	217	221	180
Service Cost	17	47	47	44
Interest cost	4	15	16	14
Actuarial (gain)/ loss	(1)	–	(9)	–
Benefits paid	(6)	(23)	(21)	(17)
Amendment in benefit plans	–	–	(37)	–
Obligations at period end	270	256	217	221
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	256	229	221	167
Expected return on plan assets	6	16	18	16
Actuarial gain/ (loss)	–	5	2	3
Contributions	14	29	9	52
Benefits paid	(6)	(23)	(21)	(17)
Plans assets at period end, at fair value	270	256	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	270	256	229	221
Present value of the defined benefit obligations at the end of the period	270	256	217	221
Asset recognized in the balance sheet	–	–	12	–
Assumptions
Interest rate	7.00%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.45%	7.01%	7.92%	7.99%
Expected rates of salary increase	5.10%	5.10%	5.10%	5.10%

in Rs. crore
	Quarter ended June 30,
	2009	2008
Gratuity cost for the period
Service cost	17	5
Interest cost	4	5
Expected return on plan assets	(6)	(5)
Actuarial (gain)/loss	(1)	2
Plan amendment amortization	(1)	(1)
Net gratuity cost	13	6
Actual return on plan assets	6	5

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

As of June 30, 2009 and March 31, 2009, the plan assets have been primarily invested in government securtities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at June 30, 2009 and March 31, 2009 amounted to Rs. 28 crore and Rs. 29 crore, respectively and disclosed under "Current Liabilities".

The company expects to contribute approximately Rs. 31 crore to the gratuity trust during fiscal 2010.

23.2.22.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The company contributed Rs. 36 crore and Rs. 32 crore during the quarters ended June 30, 2009 and 2008 respectively.

23.2.22.b Superannuation

The company contributed Rs. 13 crore to the Superannuation Trust during each of the quarters ended June 30, 2009 and 2008 respectively.

23.2.23 Cashflow statement

23.2.23.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 5 crore as at June 30, 2009 (Rs. 2 crore as at March 31, 2009) set aside for payment of dividends.

23.2.23.b Restricted cash

Deposits with financial institutions and body corporate as at June 30, 2009 include Rs. 253 crore (Rs. 253 crore as at March 31, 2009) deposited with Life Insurance Corporation of India to settle employee benefit obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.3  Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given as follows :

Balance Sheet Items

in Rs. crore
Schedule	Description	As at
		June 30, 2009	March 31, 2009
3	Fixed assets
	Vehicles
	Addition during the period	0.08	1.04
	Deletion during the period from original cost	0.04	–
	Depreciation and amortisation	0.16	0.57
	Deletion during the period from depreciation	0.04	–

7	Cash on Hand	0.03	0.01

23.2.7	Related party transactions
	Debtors- Infosys BPO s.r.o.	0.08	0.02
	Debtors- Infosys China	3.02	0.16
	Debtors- Infosys Consulting	14.36	0.34
	Debtors- Infosys Thailand	0.02	0.01
	Creditors- Infosys Mexico	0.47	(0.04)
	Advances - Infosys Sweden	0.06	0.06

23.2.13	Balances with scheduled banks
	- HDFC Bank- Unclaimed dividend account	3.15	0.46
	- Deutsche Bank - EEFC account in United Kingdom Pound Sterling	0.02	0.05

	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.01	0.06
	- Citibank NA, Singapore	0.39	7.17
	- Citibank NA, Thailand	0.67	0.54
	- Deutsche Bank, Zurich, Switzerland	0.47	0.22
	- Deutsche Bank, Zurich, Switzerland U.S. dollars	–	0.05
	- Deutsche Bank, Russia	0.01	–
	- Bank of Baroda, Mauritius	0.02	0.06
	-Nordbanken, Sweden	0.08	0.05
	-Svenska Handelsbanken, Sweden	0.05	–
	- The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	0.21	0.59

23.2.13	Maximum Balances with non-scheduled banks
	- ABN Amro Bank, Denmark	0.05	0.01
	- Citibank NA, Singapore	45.34	0.07
	- Citibank NA, Thailand	0.13	0.32
	- Deutsche Bank Russia	0.01	–
	-Nordbanken, Sweden	0.48	1.17

Profit & Loss Items

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2009	2008
12	Selling and Marketing expenses
	Printing & Stationery	0.38	–
	Office maintenance	0.05	–
	Computer maintenance	0.02	–
	Software Packages for own use	–	0.02
	Rates and Taxes	–	–
	Sales Promotion expenses	0.08	–
	Consumables	0.01	0.03
	Staff welfare	0.36	0.67
	Visa charges and others	0.30	0.70
	Advertisements	0.03	0.22
	Comunication Expenses	0.24	0.47

13	General and Administrative expenses
	Provision for doubtful loans and advances	0.10	0.01
	Overseas group health insurance	0.19	–
	Visa charges others	0.09	0.35
	Auditor’s remuneration :
	Statutory audit fees	0.17	0.18
	Others	–	–
	Certification charges	0.01	0.01
	Out-of-pocket expenses	0.01	–
	Frieght charges	0.17	0.19
	Bank charges and commission	0.39	0.27
	Miscellaneous expenses	0.01	0.25
	Additional dividend tax	–	0.12

23.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.10	0.01
	Auditor’s remuneration
	Statutory audit fees	0.17	0.18
	Others	–	–
	Certification Charges	0.01	0.01
	Out-of-pocket expenses	0.01	–
	Frieght charges	0.17	0.19
	Bank charges and commission	0.39	0.27
	Miscellaneous expenses	0.01	0.25

23.2.7	Related party transactions
	Revenue transactions
	Sale of services - Infosys Australia	6.71	0.26
	Sale of services - Infosys China	0.20	–

23.2.15	Profit on disposal of fixed assets, included in miscellaneous income	0.06	0.01

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2009	2008
Cash Flow	Profit / (loss) on sale of fixed assets	0.06	0.01
Statement	Proceeds on disposal of fixed assets	0.09	0.02

Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter ended June 30, 2009 and 2008 :

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M. Nilekani	0.08	0.02	0.14	0.24
	0.06	0.01	0.18	0.25
Chief Executive Officer and Managing Director
S. Gopalakrishnan	0.08	0.02	0.16	0.26
	0.06	0.01	0.19	0.26
Chief Operating Officer and Director
S. D. Shibulal	0.08	0.02	0.13	0.23
	0.06	0.01	0.18	0.25
Whole-time Directors
K. Dinesh	0.08	0.02	0.16	0.26
	0.06	0.01	0.18	0.25

T. V. Mohandas Pai	0.09	0.02	1.26	1.37
	0.09	0.02	1.01	1.12

Srinath Batni	0.09	0.01	1.09	1.19
	0.08	0.01	0.75	0.84
Chief Financial Officer
V. Balakrishnan	0.07	0.02	0.53	0.62
	0.07	0.02	1.44	1.53
Executive Council Members
Ashok Vemuri	0.53	–	0.60	1.13
	0.43	–	1.46	1.89

Chandra Shekar Kakal	0.07	0.01	0.46	0.54
	0.06	0.01	0.85	0.92

B.G. Srinivas	0.45	–	0.48	0.93
	0.46	–	1.76	2.22

Subhash B. Dhar	0.06	0.01	0.39	0.46
	0.05	0.02	0.72	0.79

Particulars of remuneration and other benefits of non-executive/ independent directors for the quarter ended June 30, 2009 and 2008 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.16	–	–	0.16
	0.15	–	–	0.15

Prof.Marti G. Subrahmanyam	0.17	–	0.07	0.24
	0.15	–	0.15	0.30

Dr.Omkar Goswami	0.14	–	0.01	0.15
	0.12	–	0.01	0.13

Claude Smadja	0.16	–	0.05	0.21
	0.15	–	0.05	0.20

Rama Bijapurkar	0.13	–	0.01	0.14
	0.12	–	0.01	0.13

Sridar A. Iyengar	0.16	–	0.05	0.21
	0.15	–	0.09	0.24

David L. Boyles	0.16	–	0.03	0.19
	0.15	–	0.07	0.22

Prof. Jeffrey S. Lehman	0.16	–	0.13	0.29
	0.14	–	0.12	0.26

K.V.Kamath	0.11	–	–	0.11
	–	–	–	–

N. R. Narayana Murthy *	0.15	–	–	0.15
	0.13	–	–	0.13
*Non-executive chairman of the board and chief mentor.

Auditors' Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Technologies Limited

We have audited the quarterly financial results of Infosys Technologies Limited ('the Company') for the quarter ended 30 June 2009 and the year to date financial results for the period from 1 April 2009 to 30 June 2009, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, prescribed by the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 June 2009 as well as the year to date results for the period from 1 April 2009 to 30 June 2009.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
10 July 2009